1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2004.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date October 29, 2004	By	/s/ Chen Guangshui
Chen Guangshui, Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Third Quarterly Report for the Year 2004

IMPORTANT

This announcement is made pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board of Directors (the “Board”) and the Directors of Yanzhou Coal Mining Company Limited (the “Company”) confirm that this announcement does not contain any false information, misleading statements or material omissions, and accept joint and several responsibility for the truthfulness, accuracy and completeness of the content.

The Company’s chairman, Mr. Wang Xin, chief financial officer, Mr. Wu Yuxiang, and chief of the planning and finance department, Mr. Zhang Baocai, confirm that financial statements of the third quarterly report for the year 2004 (the “Report”) are true and complete.

The financial statements of the Company included in the Report have not been audited.

Summary of the unaudited results for the third quarter ended 30th September, 2004:

•	The Report is prepared in accordance with the regulations on Disclosure of Information in Quarterly Reports for Listed Companies of the CSRC.

•	All financial information contained in the Report is prepared in accordance with the PRC Generally Accepted Accounting Principles. The Company has also provided average coal sales price of the first three quarters of 2004 calculated in accordance with the basis reflected in its previous periodical reports as announced overseas. Please refer to the section headed “Brief analysis of general operating performance during the period under review”. Shareholders of the Company and public investors should be aware of the different calculation bases used in the Report, the interim and annual reports when trading in shares of the Company.

•	Unless otherwise specified, the currency in the Report is denominated in Renminbi.

•	During the period under review, revenue from principal operations was RMB3,207.973 million, representing an increase of RMB1,050.997 million or 48.7% as compared with the same period last year. Realised net profit was RMB855.779 million, representing an increase of RMB 574.032 million or 203.7% as compared with the same period last year.

•	During the first three quarters, revenue from principal operations was RMB8,540.637 million, representing an increase of RMB1,955.781 million or 29.7% as compared with the same period last year. Realised net profit was RMB1,914.047 million, representing an increase of RMB1,055.530 million or 122.9% as compared with the same period last year.

•	In accordance with the requirements of the CSRC regulation, if a listed company estimates that the accumulated net profit from the beginning of the year to the end of the next reporting period increases by more than 50% as compared with the same period last year, the listed company is required to make an announcement to the public. Solely for the purpose of complying with such regulations, the Company announces that it estimates that the accumulated net profit for the year 2004 will increase by more than 50% over the same period last year. However, the Company cannot provide any assurance that these results will be achieved. Actual results may vary materially from the projections made. Shareholders of the Company and public investors are cautioned not to place undue reliance on these projections.

•	The information contained in the Report is the same as that published on the Shanghai Stock Exchange, and this announcement is published simultaneously in the PRC and overseas.

1.	GENERAL INFORMATION

1.1 General Information

Stock Exchange on which the Company is listed	Shanghai Stock Exchange	The Stock Exchange of Hong Kong Limited	The New York Stock Exchange, Inc.

Stock abbreviation	Yanzhou Mei Ye	—	—
Stock code	600188	1171	YZC

	Secretary of the Board of Directors	Representative of Securities Business
Name	Chen Guangshui	—
Contact address	40 Fushan Road, Zoucheng,	—
	Shandong Province, PRC	—
Tel	(86-537)-5382319	—
Fax	(86-537)-5383311	—
E-mail	yzc@yanzhoucoal.com.cn	—

1.2	Financial Information

1.2.1	Major financial statistics and indexes

	At the end of this reporting period (unaudited)	At the end of last financial year (audited)	Increase/decrease (%)
Total assets (RMB)	17,839,033,657	13,938,598,158	28.0
Shareholders’ equity (excluding minority interest) (RMB)	14,405,952,379	11,023,611,436	30.7
Net assets per share (RMB)	4.69	3.84	22.1
Net assets per share after adjustment (RMB)	4.67	3.81	22.6

	Reporting period (unaudited)	From the beginning of this year to the end of this reporting period (unaudited)	Increase/decrease (%) of this reporting period over the same period last year
Net cash flow from operating activities (RMB)	1,280,674,916	3,620,738,463	123.6
Earnings per share (RMB)	0.28	0.62	185.7
Return on net assets (%)	5.94	13.29	3.31
Weighted average return on net assets after deducting extraordinary gain and loss (%)	6.59	15.22	3.85

Extraordinary gain and loss (For the nine months ended 30th September)	Amount (RMB) (unaudited)
Non-operating income	1,485,284
Non-operating expenses	- 6,898,892
Short-term investment return	9,574,279
Impact on income tax	- 2,142,332
Total	2,018,339

1.2.2	Statement of Income

Statement of Income

Unit: RMB Yuan

Item	This reporting period (For the three months ended 30th September)		Last reporting period (For the three months ended 30th September)
	Consolidation	The Company	Consolidation	The Company
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue from principal operations	3,207,973,118	3,207,973,118	2,156,975,818	2,156,975,818
Less: Cost of principal operations	1,167,092,934	1,167,129,796	1,058,293,105	1,058,619,590
Sales taxes and surcharges	62,248,244	61,277,694	31,433,092	31,433,092
Profit from principal operations	1,978,631,940	1,979,565,628	1,067,249,621	1,066,923,136
Add: Profit from other operations	8,305,991	7,759,223	8,342,858	7,799,125
Less: Operating expenses	332,384,632	334,270,488	389,842,771	389,224,009
Administrative expenses	349,634,143	348,628,952	246,555,089	246,339,857
Financial expenses	433,072	444,981	6,950,704	6,953,888
Operating profit	1,304,486,084	1,303,980,430	432,243,915	432,204,507
Add: Investment income	7,319,075	7,542,150	5,998,113	6,024,036
Subsidy income	—	—	—	—
Non-operating income	650,108	650,108	3,529,136	3,494,286
Less: Non-operating expenses	795,661	795,619	15,816,581	15,816,189
Total profits	1,311,659,606	1,311,377,069	425,954,583	425,906,640
Less: Income taxes	455,738,766	455,598,377	144,184,315	144,159,939
Minority interest	142,148	—	23,567	—
Net profit	855,778,692	855,778,692	281,746,701	281,746,701

Unit: RMB Yuan

Statement of Income (Continued)

Item	From the beginning of this year to the end of this reporting period (For the nine months ended 30th September)		Last year’s reporting period (For the nine months ended 30th September)
	Consolidation	The Company	Consolidation	The Company
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue from principal operations	8,540,636,747	8,540,636,747	6,584,855,636	6,584,855,636
Less: Cost of principal operations	3,293,703,701	3,293,877,642	3,058,237,114	3,058,663,583
Sales taxes and surcharges	168,137,272	166,062,676	85,088,086	85,088,086
Profit from principal operations	5,078,795,774	5,080,696,429	3,441,530,436	3,441,103,967
Add: Profit from other operations	28,166,613	26,025,311	41,623,122	36,953,205
Less: Operating expenses	1,139,580,607	1,144,994,149	1,293,695,813	1,291,774,586
Administrative expenses	1,020,656,766	1,016,368,181	845,798,260	845,025,244
Financial expenses	(7,569,885)	(7,704,029)	35,073,260	35,083,772
Operating profit	2,954,294,899	2,953,063,439	1,308,586,225	1,306,173,570
Add: Investment income	13,201,946	13,793,690	7,476,446	8,413,524
Subsidy income	—	—	4,495,207	4,495,207
Non-operating income	1,485,284	1,485,284	7,300,952	7,168,183
Less: Non-operating expenses	6,898,892	6,868,312	24,675,194	24,671,858
Total profits	2,962,083,237	2,961,474,101	1,303,183,636	1,301,578,626
Less: Income taxes	1,047,724,801	1,047,427,269	443,814,503	443,061,414
Minority interest	311,604	—	851,921	—
Net profit	1,914,046,832	1,914,046,832	858,517,212	858,517,212

1.3	The top 10 shareholders holding listed shares of the Company

Total number of shareholders at the end of this reporting period	20,546

The top 10 shareholders holding listed shares of the Company

Full Name of Shareholders	Number of shares at the end of this reporting period	Classes of shares held
HKSCC Nominees Limited	1,222,347,899	H shares
Zhongxin Classic Allocation
Securities Investment Fund	11,478,184	A shares
Changsheng Dramatic Choiceness
Securities Investment Fund	11,067,203	A shares
Haifutong Returns Growth
Securities Investment Fund	8,979,491	A shares
Haifutong Choiceness Securities
Investment Fund	5,200,894	A shares
Tongyi Securities Investment Fund	5,186,479	A shares
Huaxia Repaying Securities
Investment Fund	4,400,000	A shares
Jutian Fundamental Industry Securities
Investment Fund	4,304,386	A shares
Jingshun Great Wall Inner-demand
Growth Open Securities Investment Fund	4,126,589	A shares
Dacheng Blue Chip Steadiness Securities
Investment Fund	4,120,478	A shares

2.	MANAGEMENT DISCUSSION AND ANALYSIS

2.1	Brief analysis of general operating performance during the period under review

(1)	Brief analysis of general operating performance during the period under review

During the period under review, the Company’s revenue from principal operations was RMB3,207.973 million, representing an increase of RMB1,050.997 million or 48.7% over the same period in 2003, was attributable to the increase in coal prices; cost of principal operations was RMB 1,167.093 million, representing an increase of RMB108.800 million or 10.3% over the same period in 2003, which was mainly attributable to certain objective costs factors including the increase in coal mine safety charges of coal mine production, the increase in commodity prices, and the decrease in reform and development specified funds and in the rate of export tax rebate. Realised net profit was RMB855.779 million, representing an increase of RMB574.032 million or 203.7% as compared with the same period last year.

During the period under review, the Company’s coal production was 10.54 million tonnes, representing an increase of 0.07 million tonnes, or 0.7%, as compared with the same period in 2003. The Company sold 9.36 million tonnes of coal, representing a decrease of 0.68 million or 6.8%, as compared with the same period in 2003. Coal transported by the railway assets was 6.68 million tonnes, representing a decrease of 0.24 million tonnes or 3.5%.

(2)	Brief analysis of general operating performance of the first three quarters

During the first three quarters, the Company’s revenue from principal operations was RMB8,540.637 million, representing an increase of RMB1,955.781 million or 29.7% over the same period in 2003. Amongst which income from the sales of coal was RMB8,369.996 million, representing an increase of RMB1,903.492 million or 29.4% as compared with the same period last year, which was mainly attributable to the decrease in sales volume leading to a decrease in revenue from principal operations amounting to RMB348.193 million as well as to the increase in selling prices leading to an increase in revenue from principal operations amounting to RMB2, 251.685 million. Railway transportation service income (income realised from the volume of coal transported where transportation expenses of railway assets were borne by the customers) was RMB170.641 million, representing an increase of RMB52.289 million or 44.2% over the same period in 2003.

The Company’s cost of principal operations was RMB3,293.704 million, representing an increase of RMB235.467 million or 7.7% over the same period in 2003. Amongst which cost of sales of coal products was RMB3,230.106 million, representing an increase of RMB218.361 million or 7.3% as compared with the same period last year, which was mainly attributable to the increase in coal mine safety charges of coal mine production, the increase in commodity prices, and the decrease in reform and development specified funds and in the rate of export tax rebate. The unit cost of coal sales was RMB113.73/tonne, representing an increase of RMB13.40/tonne or 13.4% as compared with the same period last year. Such increase was mainly attributable to the increase in employees’ wages, the decrease in sale volumes and certain objective costs factors.

The Company’s realised profit from principal operations increased by RMB1,637.266 million or 47.6% to RMB5,078.796 million as compared with the same period in 2003.

The Company’s realised net profit increased by RMB1,055.530 million or 122.9% to RMB1,914.047 million as compared with the same period in 2003.

During the first three quarters, the Company’s coal production was 30.35 million tonnes, representing a decrease of 1.96 million tonnes, or 6.1%, as compared with the same period in 2003. The Company sold 28.40 million tonnes of coal, representing a decrease of 1.62 million or 5.4%, as compared with the same period in 2003. Amongst which 20.76 million tonnes of coal were sold to the domestic market, representing an increase of 1.21 million tonnes or 6.2%, as compared with the same period in 2003; and 7.64 million tonnes were sold to the overseas market, representing a decrease of 2.83 million or 27.0%, as compared with the same period in 2003.

During the first three quarters, the Company’s average coal sales price was RMB294.70/tonne, representing an increase of RMB79.28/tonne or 36.8% as compared with the same period in 2003. Amongst which the average domestic coal sales price was RMB262.17/tonne, representing an increase of RMB69.76/tonne or 36.3% as compared with the same period in 2003; and the average export coal sales price was RMB383.14/tonne, representing an increase of RMB124.76/tonne or 48.3% as compared with the same period in 2003. The increase in coal price was principally due to: (i) the increase in the domestic and overseas coal market prices; and (ii) the implementation of the Company’s sales strategies including the optimization of product mix and customer structures which increased the coal sales prices.

The following table sets out the Company’s average coal sales prices during the first three quarters:

Unit: RMB/tonne

	Year 2004		Year 2003		For the year ended 31st December, 2003
	The third quarter	The first three quarters	The third quarter	The first three quarters
Average coal sales price	336.62	294.70	210.90	215.42	215.83
Domestic sales	292.54	262.17	189.81	192.41	190.80
Export sales	439.29	383.14	248.52	258.38	263.17

During the first three quarters, coal transported by railway assets reached 19.82 million tonnes, representing a decrease of 0.96 million tonnes or 4.6% as compared with the same period last year.

(3)	Average coal sales prices of the first three quarters calculated in accordance with the basis reflected in the Company’s previous periodical reports as announced overseas

As calculated in accordance with the basis reflected in the Company’s previous periodical reports and as announced overseas, the average coal sales price in the first quarter of 2004 was RMB 250.25/tonne, representing an increase of RMB78.99/tonne or 46.1% as compared with the same period last year. Amongst which average domestic coal sales price was RMB240.40/tonne, representing an increase of RMB74.12/tonne or 44.6% as compared with the same period last year; and average export coal sales price was RMB277.05/tonne, representing an increase of RMB96.49/tonne or 53.4% as compared with the same period last year.

The table below sets out the average coal sales prices of the first three quarters calculated in accordance with the basis reflected in the Company’s previous periodical reports as announced overseas:

Unit: RMB/tonne

	Year 2004		Year 2003		For the year ended 31st December, 2003
	The third quarter	The first three quarters	The third quarter	The first three quarters
Average coal sales price note	295.74	250.25	170.57	171.26	172.41
Domestic sales	276.85	240.40	166.29	166.28	168.26
Export sales	339.75	277.05	178.19	180.56	180.26

Note:	The average coal sales price represents the invoice prices minus sale taxes, transportation costs from the Company to ports, port charges and miscellaneous fees for coal sales.

2.1.1	Information on principal operations or products which contributed 10% or more to the revenue from principal operations or profit from principal operations

☑ Applicable	☐ Not applicable

Industries/products	Revenue from principal operations (RMB thousand) (Unaudited)	Cost of principal Operations (RMB thousand) (Unaudited)	Gross profit ratio (%)
Coal mining & preparation	3,151,842	1,144,322	63.69
Including: connected transactions	91,894	33,367	63.69

2.1.2	Seasonal or periodical factors for the Company’s operation

☐ Applicable	☑ Not applicable

2.1.3	Breakdown of profits for the reporting period (material changes in the proportion of the total profits of the following items as compared with the previous reported period and the reasons thereof: profit from principal operations, profit from other operations, expenses, investment income, subsidy income and net non-operating income and expenses)

☑ Applicable	☐ Not applicable

	Period under review (RMB thousand) (Unaudited)	For the financial year ended 31st December, 2003 (RMB thousand) (Unaudited)	In relation to profit(%)		Increase/ decrease (%)
			Period Under Review	For the financial year ended 31st December, 2003
Profit from principal operations	1,978,632	3,100,164	150.85	187.84	-19.7
Profit from other operations	8,306	19,861	0.63	1.20	-47.5
Expenses	682,452	1,470,216	52.03	89.08	-41.6
Investment income	7,319	5,883	0.56	0.36	55.6
Net non-operating income and expenses	-146	-5,268	-0.01	-0.32	-96.9
Total profits	1,311,660	1,650,424	100.00	100.00	0.0

The proportion of profit from other operations to the total profits of the Company decreased from 1.20% to 0.63% as compared with the previous reporting period, this was mainly due to the substantial increase in total profits during the period under review.

During the period under review, the proportion of the expenses to the total profits of the Company decreased from 89.08% to 52.03% as compared with the previous reported period. This was mainly due to the decrease of operating expenses by the continued implementation of the Company’s “Four Optimization” policy including the optimization of port and transportation structures, which reduced the operation expenses and substantially increased the total profits during the period under review.

During the period under review, the proportion of net non-operating income and expenses to the total profit of the Company decreased from -0.32% to -0.01% as compared with the previous reported period. This was mainly due to the decrease in donation payments as compared with the previous reported period and the substantial increase in total profits during the period under review.

2.1.4	Details and explanation on material changes in principal operation and its composition as compared with the previous reported period

☐ Applicable	☑ Not applicable

2.1.5	Details and explanation on material changes in the profit generating ability (gross profit margin) of principal operations as compared with the previous reported period

☐ Applicable	☑ Not applicable

2.2	Major events and their impact and analysis on the solutions

☑ Applicable	☐ Not applicable

Placing of New Shares

On 7th July, 2004, the Company placed 204,000,000 new H shares with par value of RMB1.00 each at a price of HK$8.30 per share (the “Placing”). The Company raised net proceeds of approximately HK$1.656 billion (approximately RMB1.757 billion) from the Placing. The proceeds from the Placing were intended to be used for investments in two new coal mine projects in Shandong Province and Shaanxi Province, and the methanol project in Shaanxi Province.

Details of the Placing were published in the domestic China Securities Journal and Shanghai Securities News as well as Wen Wei Po and South China Morning Post of Hong Kong on 8th July, 2004 and 9th July, 2004.

Setting up New Organizations

Pursuant to the approval of the meeting of the Board held on 27th October, 2004, the Company will set up YanCoal Australia Pty Ltd. in Sydney, Australia, set up Yanzhou Coal Yulin Power Chemical Co.Ltd. in Yunlin, Shaanxi Province, set up Yanzhou Coal Heze Power Chemical Co. Ltd. in Heze, Shandong Province, set up Yanzhou Coal Juye Power Chemical Co. Ltd. in Juye, Shandong Province, and set up Yanzhou Coal Yuncheng Power Chemical Co. Ltd. in Yuncheng, Shandong Province.

Details of the establishment of the new organizations were published in the domestic China Securities Journal and Shanghai Securities News as well as Wen Wei Po and South China Morning Post of Hong Kong on 28th October 2004.

2.3	Details and reasons for changes in accounting policies, accounting estimations, scope of consolidation and significant accounting errors

☐ Applicable	☑ Not applicable

2.4	Explanations made by the Board and the Supervisory Committee under the situation that an audit report with non-standard opinion was issued

☐ Applicable	☑ Not applicable

2.5	Caution and explanations for possible loss or material changes in net profit in the period from the beginning of this year to the end of the next reporting period as compared with the same period last year

☑ Applicable	☐ Not applicable

In the first three quarters of 2004, the Company’s realised net profit increased by 122.9% as compared with the same period in 2003.

The Company anticipates that, in the fourth quarter of 2004, the demand in both domestic and overseas coal markets are expected to remain strong and the price of coal is expected to remain at a high level which are favorable to the Company in achieving a significant growth in its results.

In the fourth quarter of 2004, the Company will enhance the implementation of its “Four Optimizations” in relation to coal sales, aiming to raise the quality of its products and its coal sales price.

Based on the growth of the Company’s results in the first three quarters of 2004 and the Company’s anticipation of coal sales in domestic and overseas markets in the fourth quarter of 2004, the Company estimates that the accumulated net profit for the year 2004 will increase by more than 50% as compared with the year 2003.

(Note:	the above estimation was given to comply with the requirements of the China Securities Regulatory Commission (the “CSRC”).)

The Company did not prepare the above projections with a view towards compliance with the published guidelines of the American Institute of Certified Public Accountants regarding forecasts and projections. The Company is announcing this estimate solely for the purpose of complying with the CSRC regulation. Such projections are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company, and upon assumptions with respect to future business decisions which are subject to change. Accordingly, the Company cannot provide any assurance and makes no representation that these results will be achieved. Actual results of the Company may vary materially from the above projections. Shareholders of the Company and public investors are cautioned not to place undue reliance on these projections.

2.6	Subsequent changes on those already disclosed annual business plan or budget of the Company

☐ Applicable	☑ Not applicable

3.	DIRECTORS

As at the date of this announcement, the Directors of the Company are Mr.Wang Xin, Mr. Geng Jiahua, Mr. Yang Deyu, Mr.Mo Liqi, Mr. Wang Bangjun, Mr. Yang Jiachun, Mr. Wu Yuxiang, Mr. Wang Xinkun and Mr. Dong Yunqing and the independent non-executive Directors of the Company are Mr. Fan Waitang, Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr.Wang Quanxi.

The full versions of the Company’s balance sheet, income statement and cash flow statement for the third quarter of 2004 are published on the website of The Stock Exchange of Hong Kong Limited at http://www.hkex.com.hk and Shanghai Stock Exchange at http://www.sse.com.cn.

By order of the Board of Directors of

Yanzhou Coal Mining Company Limited

Wang Xin

Chairman of the Board

Shandong Province, PRC, 27th October, 2004